UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 4, 2021

This Report on Form 6-K shall be incorporated by reference in our Shelf Registration Statement on Form F-3 as amended (File No. 333-230651) and our Registration Statement on Form S-8 as amended (File No. 333-113789), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission File Number: 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: _ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: _ No: ☒

EXPLANATORY NOTE

Exhibits are filed herewith in order to supplement certain exhibits to AngloGold Ashanti Limited’s annual report on Form 20-F for the financial year ended 31 December 2020 (No. 001-14846) filed with the Securities and Exchange Commission on 26 March 2021.

Exhibit Number	Description	Remarks
Exhibit 99.1	Original employment contract of Kandimathie Christine Ramon – Interim Chief Executive Officer with effect from 1 September 2020	Filed herewith, and to be read together with Exhibit 19.4.5.2 of AngloGold Ashanti Limited’s annual report on Form 20-F for the financial year ended 31 December 2020 (No. 001-14846) filed with the Securities and Exchange Commission on 26 March 2021
Exhibit 99.2	Original employment contract of Ian Kramer – Interim Chief Financial Officer with effect from 1 September 2020	Filed herewith, and to be read together with Exhibit 19.4.5.3 of AngloGold Ashanti Limited’s annual report on Form 20-F for the financial year ended 31 December 2020 (No. 001-14846) filed with the Securities and Exchange Commission on 26 March 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 4, 2021

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance

AngloGold Ashanti Limited\ Reg. No.1944/01 7364/06
76 Jeppa Steet\Newtown \ 2001 \ POBox 62117 \
Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website:www.AngloGoldAshanti.com

Exhibit 99.1

1 July 2014                                 Strictly Confidential

Ms KC Ramon

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.

Dear Christine

OFFER OF EMPLOYMENT

I have pleasure in offering you a position with AngloGold Ashanti Limited at the Corporate Office, (situated at 76 Jeppe Street, Johannesburg, South Africa), with the Executive Office, as Chief Financial Officer. This offer of employment is effective from 1 October 2014.

This letter, together with the attached annexures, will form the basis of your agreement of service with AngloGold Ashanti.

1.     SALARY PACKAGE AND EMPLOYMENT CONDITIONS

1.1     Basic Salary

Your salary will be R 7,000,000 (seven million Rand), per annum. This salary will be paid to you on a monthly basis in twelve equal payments of R 583,333 and will be subject to normal PAYE deductions. It is the company’s policy to deposit salaries directly into employee bank accounts on the 25th of each month. You will be required to open a bank account in South Africa.

The Company will in addition contribute to the pension and medical aid schemes according to the rules in place at the time, this will provide you with a guaranteed package of ZAR7,914,786.

Salaries are reviewed annually and your next salary review will be in January 2015.

1.2    Bonus and Incentives

You will be eligible to participate in the company incentive schemes, namely:
x     the Bonus Share Plan (BSP)
x     the Long Term Incentive Plan (LTIP)
x     the Co-Investment Plan

Participation will be subject to the rules thereof as amended by the company from time to time. Payments and awards in terms of these schemes are discretionary and normally done in January/February of each year. Note that participation in these schemes is solely at the discretion of the company. The following is a brief outline of the above-mentioned schemes:

1.2.1    The Incentive Plans

The BSP comprises of the Annual Cash Bonus and the Bonus Share Awards. Participation in the BSP will commence on 1 October 2014 and you will be entitled to a pro-rata cash bonus and matching shares in line with the rules of the scheme. Executive appraisals are normally conducted in December of each year. However, due to the short duration of your employment at that point it may not be possible t complete a full appraisal at the time. In that case, you will be rated as “to early to rate” which equates to a 3 performance for purposes of our incentive schemes. The details of the schemes are below:

i)Annual Cash Bonus

You may earn up to 70% of your base salary as an annual cash bonus. The annual bonus is determined by the achievement of a number of company level performance targets and personal targets.

ii)Bonus Share Awards

Your annual cash bonus will be matched by an award of shares (Bonus Shares) of 150%. Fifty percent of each grant vests 12 months after issue and the balance after 24 months.

iii)Long Term Incentive Plan (LTIP)

You will also be eligible to participate in our Long Term Incentive Plan (LTIP). Participation will be in accordance with the annual allocation as per the scheme rules. In terms of the LTIP, you will currently be eligible to be allocated shares as a percentage of your Basic Salary.

The LTIP is a performance based scheme with set targets over a three year period and the amount of shares that will vest will be in accordance with the achievements of targets as per the rules.

iv)The Co-Investment Plan

You will also be eligible to participate in our Co-investment Plan. You will be permitted to take up to 50% of your after tax cash bonus and invest it in shares. The company will then match these shares with 150% provided you hold your investment over a 2 year period. The matching will occur in 2 tranches, 50% after one year and 50% at the end of the second year.

1.3    LTIP Sign-On

You will receive a LTIP Sign-On share allocation to the value of R5,000,000. This allocation will be treated in line with the rules of the scheme and subject to the 2014 targets which will determine the vesting of the shares over the 3 year period. The share allocation will be awarded to you in October 2014 at the prevailing AngloGold Ashanti share price at the time (on a VWAP formula).

1.4    The Minimum Shareholding Requirements

As an Executive Director you will be subject to a minimum shareholding requirement (MSR) which will be applied as follows:
i)Within 3 years from your start date you are required to accumulate a MSR of AngloGold Ashanti shares to the value of 100% of your net annual base salary; and
ii)At the end of 6 years your MSR of AngloGold Ashanti shares must be to the value of 200% of your net annual base salary.
1.5     Leave

Your annual leave entitlement will be 30 working days per year. You are required to take at least 15 working days’ leave each leave cycle. The remaining 15 working days may be encashed or accumulated up to a maximum of 30 days, whereafter they will be automatically encashed on an annual basis at the end of December each year.

You are entitled to 30 days paid sick leave for each consecutive 3 year period.

1.6     Hours of Work

Your official hours of work will be from 08:30 to 17:00, from Monday through to Friday, (excluding public holidays).

2.     HEALTH CARE, RETIREMENT BENEFITS AND INSURANCES

2.1     Medical Aid
Discovery Health & Bonitas are AngloGold Ashanti’s nominated medical services providers. The company will co-contribute on a 50/50 basis up to the value of the Essential Comprehensive Plan. The company’s contribution is applicable to you as the principal member, your spouse and legal child dependents.

You may opt to select a superior plan, with the difference in cost being for your own account, or to a lower plan retaining the 50/50 payment basis. Your contribution will be deducted from your salary each month.

If you are already a member of your partner’s medical scheme, you may opt not to join the above funds. Should this be the case, you will be required to submit proof of such membership to AngloGold Ashanti.

You will be permitted to join Discovery Health or Bonitas at a later stage but this will be subject to Discovery Health’s and Bonitas scheme rules, which could include certain exclusions and waiting periods.

For further details please visit the Discovery Health website on www.discovery.co.za or Bonitas website on www.bonitas.co.za.

2.2     Evergreen Pension Fund Membership

You will be required to join the Evergreen Pension Fund, which is a defined contribution fund. You will contribute 7.5% of your monthly basic salary and the company will contribute 12.5% of your monthly basic salary towards this fund. We advise that you may transfer any monies from an existing approved retirement fund, into this fund. Should you have any questions regarding your membership of this Fund, kindly contact Enipha Mabuza on telephone number 011 637- 7388.

2.3     Retirement Date

Your retirement date is the end of the month in which you turn 60.

2.4     Accident Insurance

This cover currently provides for a death benefit of three times your annual earnings and a permanent total disablement benefit of three times your annual basic earnings dependent on the degree of disablement, as well as medical cover up to R 300,000.00. Standard exclusions and conditions apply to this insurance policy. The company pays the premium.

This insurance policy also covers you for any medical expenses that you incur as a result of any accidental injury that you sustain, whether or not you are on duty and even if there is no permanent disability. These medical expenses are claimed from the insurer and not from the medical aid. Upon your engagement with the company, you will be required to nominate beneficiaries in the event of your death.

2.5     Unemployment Insurance Fund

You will be required to contribute towards the UIF. Your contribution will be 1% of your taxable earnings, up to a maximum contribution of R 1,784.64 per annum. This will be deducted from your salary on a monthly basis.

3.     GENERAL

3.1     Council / Sectoral Determination

AngloGold Ashanti is not covered by any bargaining council or any sectoral determination that normally establishes the basic conditions of employment for employees in a sector or specific area.

3.2     Gymnasium

The AngloGold Ashanti gymnasium is situated on the ground floor. Should you wish to avail yourself of this facility; a membership fee of R60.00 per month will be deducted from your monthly salary. Please contact extension 6442 regarding membership.

3.3     Rules, Policies and Procedures

AngloGold Ashanti has developed rules, policies and procedures on employment related matters with which you are expected to comply. These may change from time to time to address new circumstances. Should you require a copy of a specific policy or procedure, please contact the Human Resources Department accordingly; alternatively you may make reference to the company’s intranet/HR portal.

3.4     Personal data

The Company maintains an employment file relating to your employment and/or contract for services. You consent to the Company and other AGA companies processing data held in your employment file for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data (as defined in the AGA data protection policy) relating to you.

The Company may need to make data from your file available to other AGA companies and service providers, regulatory authorities, potential or future employers, governmental organisations and potential purchasers of the Company or the business in which you work.

AGA is a global company and may need to transfer some information from your employment file outside your country of employment. You give your consent to the transfer of data from your employment file to a regional AGA company in another country.

The Company shall process your personal data in accordance with all applicable data privacy laws and the AGA data protection policy both during and following termination of your engagement with the Company.

You confirm that you have read and understood the AGA data protection policy, a copy of which is available on the intranet.

3.5     Other Employment

Employment with AngloGold Ashanti precludes you from doing work for your own account or for any other employer unless you have received the written permission of AngloGold Ashanti.

3.6     Previous Employment

Any employment with a previous employer will not count towards service with AngloGold Ashanti, unless that period is specifically recognized by AngloGold Ashanti and stated as such in this offer of employment.

3.7     Mobility

AngloGold Ashanti is an international company and you may be requested to relocate to any of its operations.

3.8     Termination of Employment

Your employment can be terminated for a fair reason and after a fair procedure has been followed.

Dismissal - the grounds for dismissal recognized by the Labour Relations Act are conduct, capacity and operational requirements. AngloGold Ashanti has policies and procedures that regulate termination of employment in each of these cases, to ensure that any action taken on its part is fair.

Summarily, your services will be terminated for any reasons justifiable by law.

Mutual Separation - if either you or AngloGold Ashanti wish to terminate your contract of employment, six calendar months written notice of intention to do so must be given to the other party. Notice can be given on any working day.

Resignation - You may terminate your employment by providing six (6) months written notice of resignation. No further salary or short term incentive will be paid after the date of your termination. All unvested long term incentives and bonus shares will lapse.

3.9     Change of Control

Subject to clause 3.7 above, in the event of a Change of Control, and your employment is terminated by the company within twenty four (24) months of that Change of Control (other than pursuant to clause 3.7), the company will pay you:
i.All salary, benefits and bonuses in lieu of your notice pay (6 months);
ii.An equal additional 6 month payment of salary and benefits, inclusive of the value of any pension contributions that would have been made by the company in the 6 months following the termination date (less such tax and national insurance contributions as the company is obliged to deduct from the sum);
iii.All entitlements under the company’s Share Schemes will vest on a pro rata basis in accordance with the rules of the Scheme in place at the time.
Your entitlement to any benefit or payment under this clause 3.8 is conditional on you accepting this payment as full and final settlement in the event of a Change of Control and that the following occur:
i.AngloGold Ashanti becomes a subsidiary of another company; or
ii.Substantially all of the businesses, assets and undertakings of AngloGold

Ashanti become owned by any person, firm or company; or iii. A number of shareholders holding less than 35% of the company’s issued share capital act in concert to gain a majority of the Board and force changes in the management of the company;

and as a consequence of this : x your employment is terminated as a result of an involuntary termination, or x your role is significantly diminished and your employment conditions are reduced.

3.10     Declarations and Biographical Data

There are a number of annexures attached to this letter that you are required to complete.

These include:
x     a declaration in respect of copyright and patents (Annexure A);
x     a declaration about sharedealing (Annexure B);
x     a declaration about shareholdings you might have in other companies (Annexure C);
x     a declaration regarding insider trading (Annexure D);
x     a declaration of conflict of interest (Annexure E);
x     a declaration of confidentiality during employment (Annexure F);
x     a biographical details form; and
x     a declaration of employment equity details (EEA1 form).

If you would like clarity on any of these terms and conditions, please contact Chantal van Dyk in the Human Resources Department for further details.

Please acknowledge receipt of this letter and acceptance of the conditions contained therein by signing this copy with the attached annexures and returning it to the Human Resources Department.

This offer of employment letter remains valid for 7 days after the date of issue and is dependant upon favourable reference and security checks.

Yours sincerely
SRINIVASAN VENKATAKRISHNAN
CHIEF EXECUTIVE OFFICER

Acceptance:
     KC RAMON      DATE

NON-SOLICITATION UNDERTAKINGS

To: Ms KC Ramon

In consideration of you being employed as Chief Financial Officer you agree that you will not during the currency of your employment with the Employer and for the duration of this agreement, in any manner or form, solicit, entice, encourage or induce any employee of the Employer (including its affiliates, subsidiaries and joint ventures) to terminate his / her employment unless agreed to by the applicable Employer in writing. This clause applies appropriately modified, to subcontractors and other persons for whom the Employee may be responsible.

I acknowledge that in view of the position of extreme trust and confidence attached to my position as Employee, this undertaking is reasonable in all respects and essential to the protection of the Employer and its shareholders. I further acknowledge and agree that I shall continue to be bound by the terms of this undertaking for a further twelve (12) months after employment terminates, notwithstanding the reason for termination of my employment with the Employer.

Signed at ______________________on this the _______ day of _____________________ 2014.
______________________________________
KC Ramon

CONFIDENTIALITY DURING EMPLOYMENT

1.1    The Employee undertakes during his/her employment and thereafter to treat all information as confidential (“Confidential Information”), and to not make use of or disclose to outside parties/entities any Confidential Information without the prior written consent of AngloGold Ashanti. In addition to the above general prohibition, the Employee shall not use Confidential Information in contravention of the Securities Services Act (Act 36 of 2004), extracts which can be provided on request.
1.2    Confidential Information means all information given to the Employee regarding business conducted by AngloGold Ashanti, whether or not conveyed within the course and scope of the Employee’s work specification, and regardless of whether such information was gained formally or informally.
1.3    In addition, the Employee shall share Confidential Information with colleagues in the company only when necessary for the Employee to carry out his/her work specification.
1.4    On termination of the Employee’s employment, for whatever reason, the Employee shall immediately return all Confidential Information to AngloGold Ashanti.
1.5    The Employee acknowledges that a breach of confidentiality is a breach of the employment contract, which breach will cause harm to AngloGold Ashanti and will give rise to a legal claim by the company against the Employee, as well as any necessary internal procedures by AngloGold Ashanti against the Employee. The Employee shall compensate AngloGold Ashanti for any loss or damage, including consequential, or any other indirect loss, which may be attributable to any unauthorised disclosure or use of Confidential Information by the Employee.

Signed at ______________________on this the _______ day of ______________________ 2014.
_______________________________________
KC Ramon

NON-COMPETITION UNDERTAKING
To AngloGold Ashanti
In consideration of your agreeing to employ me as Chief Financial Officer I acknowledge and undertake that until the expiry of two (2) years following the termination of my employment with the company, I will:
a)not use proprietary knowledge to the detriment of AngloGold Ashanti and,
b)refrain from: recruiting; recommending or suggesting the recruitment of; influencing the recruitment of or any AngloGold Ashanti employee (in line with the non–solicitation undertaking).
I acknowledge that in view of the position of extreme trust and confidence attached to my position as Employee of the company, this undertaking is reasonable in all respects and essential to the protection of the company and its shareholders. I shall continue to be bound by the terms of this undertaking notwithstanding the termination of my employment for any reason.
For the purposes of the foregoing: the “company” means AngloGold Ashanti as well as its subsidiaries, affiliates and joint ventures, and “Material Investor” means the holder of more than five per cent (5.0%) of the outstanding voting or equity shares, units or similar interests.

Signed at ______________________on this the _______ day of ______________________ 2014.
_______________________________________
KC Ramon

AngloGold Ashanti Limited\ Reg. No.1944/017364/06
76 Jeppa Steet\Newtown \ 2001 \ POBox 62117 \
Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \
Website:www.AngloGoldAshanti.com

Exhibit 99.2

August 2012
Strictly Confidential

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.
Mr Ian Kramer

Dear Ian

OFFER OF EMPLOYMENT

I have pleasure in offering you a position with AngloGold Ashanti Limited at the Corporate Office, (situated at 76 Jeppe Street, Johannesburg, South Africa), with the Executive Office - Finance, as Vice President: Financial Accounting and ERP. This appointment is effective from a date to be confirmed.

This letter, together with the attached annexures, will form the basis of your agreement of service with AngloGold Ashanti.

1.SALARY PACKAGE AND EMPLOYMENT CONDITIONS

1.1Salary

Your salary will be R1,920,000 (one million nine hundred and twenty thousand rand), per annum. This salary will be paid to you on a monthly basis In twelve equal payments of R160,000 (one hundred and sixty thousand rand), and will be subject to normal PAYE deductions. It is the Company's policy to deposit salaries directly into employee bank accounts on the third last working day of each month.

Salaries are reviewed annually and your next salary review will be in January 2013 .

1.2Bonus and Incentives

You will be eligible to participate in the company incentive schemes, namely, the Bonus Share Plan (comprising the Annual Cash Bonus and the Bonus Share Awards) subject to the rules thereof as amended by the company from time to time. Payments and awards in terms of these schemes are discretionary and normally done in January/February of each year.

Note that participation in this scheme is solely at the discretion of the company. The following is a brief outline of the above-mentioned schemes:

i.Annual Cash Bonus
You may earn up to 40% of your base salary as an annual cash bonus. The annual bonus is determined by the achievement of a number of Company level performance targets and personal targets.

ii.Bonus Share Awards
Your annual cash bonus will be matched by an award of shares (Bonus Shares) to the same value. Forty percent of each grant vests 12 months after issue and the balance after 24 months, however if none of the grant is exercised after 36 months, it will be enhanced by the award of further Bonus Shares to the value of 20% of the Initial award.

1.3Sign-On Bonus

You will receive a Sign-On Bonus of R1,333,333 (one million three hundred and thirty three thousand and three hundred and thirty three rand), which will be taxable, payable via the Payroll Department upon your engagement.

Should you leave the employment of the Company within 24 months of your engagement date, you will be liable to refund AngloGold Ashanti on the full gross amount, including the tax paid to the Receiver of Revenue.

In light of the fact that this payment is specifically made in relation to your Individual circumstances, AngloGold Ashanti subscribes to a policy of confidentiality. You are therefore requested to treat this payment as personal to the relationship between you and AngloGold Ashanti.

1.4Sign-On LTIP share award

You will receive a Sign-On LTIP share allocation to the value of R1,152,000 (one million one hundred and fifty two thousand rand) upon your engagement. The share allocation will be awarded to you at the next quarterly allocation date at the prevailing AngloGold Ashanti share price at the time.

The Performance conditions that will apply to the shares upon vesting are the 2012 LTIP allocation conditions.

1.5Leave

Your annual leave entitlement will be 30 working days per year. You are required to take at least 15 working days' leave each leave cycle. The remaining 15 working days may be encashed or accumulated up to a maximum of 30 days, whereafter they will be automatically encashed on an annual basis at the end of December each year.

You are entitled to 30 working days' sick leave in each leave cycle.

1.Hours of Work

Your official hours of work will be from 08:30 to 17:00, from Monday through to Friday, (excluding public holidays), with an official lunch break from 12:45 to 14:00.

2.HEALTH CARE, RETIREMENT BENEFITS AND INSURANCES

2.1Medical Aid

Discovery Health is AngloGold Ashanti's nominated medical services provider. The company will co-contribute on a 50/50 basis up to the value of the Essential Comprehensive Plan. The Company's contribution Is applicable to you as the principal member, your spouse and legal child dependents.

You may opt' to select a superior plan, with the difference in cost being for your own account, or to a lower plan retaining the 50/50 payment basis. Your contribution will be deducted from your salary each month.

If you are already a member of your partner's medical scheme, you may opt not to join the above fund. Should this be the case, you will be required to submit proof of such membership to AngloGold Ashanti.

You will be permitted to join Discovery Health at a later stage but this will be subject to Discovery Health's rules, which could include certain exclusions and waiting periods.

2.2Evergreen Pension Fund Membership

You will be required to join the Evergreen Pension Fund, which is a defined contribution fund. You will contribute 7.5% of your monthly basic salary and the Company will contribute 12.5% of you monthly basic salary towards this fund. We advise that you may transfer any monies from an existing approved retirement fund, into this fund. Should you have any questions regarding your membership of this Fund, kindly contact the Principal Officer, Rodney Shuttleworth on telephone extension 6180.

2.3Retirement Date

Your retirement date is the end of the month in which you turn 60.

2.4Accident Insurance

This cover currently provides for a death benefit of three times your annual earnings and a permanent total disablement benefit of three times your annual basic earnings dependent on the degree of disablement, as well as medical cover up to R100, 000.00. Standard exclusions and conditions apply to this insurance policy. The Company pays the premium.

This insurance policy also covers you for any medical expenses that you incur as a result of any accidental injury that you sustain, whether or not you are on duty and even if there Is no permanent disability. These medical expenses are claimed from the insurer and not from the medical aid. Upon your engagement with the company, you will be required to nominate beneficiaries in the event of your death.

2.5Unemployment Insurance Fund

You will be required to contribute towards the UIF. Your contribution will be 1% of your taxable earnings, up to a maximum contribution of R1, 497.36 per annum. This will be deducted from your salary on a monthly basis.

3.5GENERAL

3.1Council/ Sectoral Determination
AngloGold Ashanti Is not covered by any bargaining council or any sectoral determination that normally establishes the basic conditions of employment for employees in a sector or specific area,

3.2Gymnasium

The AngloGold Ashanti gymnasium is situated on the ground floor. Should you wish to vail yourself of this facility; a membership fee of R60.00 per month will be deducted from your monthly salary. Please contact extension 6442 regarding membership.

3.3Rules, Policies and Procedures

AngloGold Ashanti has developed rules, policies and procedures on employment related matters with which you are expected to comply. These may change from time to time to address new circumstances. Should you require a copy of a specific policy or procedure, please contact the Human Resources Department accordingly; alternatively you may make reference to the company's intranet UHR portal.

3.4Other Employment

Employment with AngloGold Ashanti precludes you from doing work for your own account or for any other employer unless you have received the written permission of AngloGold Ashanti.

3.5Previous Employment

Any employment with a previous employer will not count towards service with AngloGold Ashanti, unless that period is specifically recognized by AngloGold Ashanti and stated as such in this offer of employment.

3.6Mobility

AngloGold Ashanti is an international Company and you may be requested to relocate to any of its operations.

3.7Termination of Employment
Your employment can be terminated for a fair reason and after a fair procedure has been followed. The grounds for dismissal recognized by the Labour Relations Act are conduct, capacity and operational requirements.

AngloGold Ashanti has policies and procedures that regulate termination of employment in each of these cases, to ensure that any aclion taken on its part is fair.

If either you or AngloGold Ashanti wish to terminate your contract of employment, 90 calendar days written notice of intention to do so must be given to the other party. Notice can be given on any working day.

Summarily, your services will be terminated for any reasons justifiable by law.

3.8Declarations and Biographical Data

There are a number of annexures attached to this letter that you are required to complete.

These include:
•a declaration in respect of copyright and patents (Annexure A);
•a declaration about sharedealing (Annexure B);
•a declaratlon about shareholdings you might have In other companies (Annexure C);
•a declaration regarding insider trading (Annexure D);
•a declaration of conflict of interest (Annexure E);
•a declaration of confidentiality during employment (Annexure F);
•a biographical details form; and
•a declaration of employment equity details (EEA1 form).

If you would like clarity on any of these terms and conditions, please contact Chantal van Dyk In the Human Resources Department for further details.

Please acknowledge receipt of this letter and acceptance of the conditions contained therein by signing this copy with the attached annexures and returning it to the Human Resources Department. This offer of employment letter remains valid for 7 days after the date of Issue and is dependent upon favourable reference and security checks.

Yours sincerely

/s/John Staples

JOHN STAPLES
CHIEF ACCOUNTING OFFICER

Acceptance:     /s/Ian Kramer                        15/8/2012
IAN KRAMER                        DATE

AngloGold Ashanti Limited\ Reg.No.1944/017364/06
76 Jeppa Steet\Newtown \ 2001 \ POBox 62117 \
Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \
Website:www.AngloGoldAshanti.com

25 February 2019

Mr. I. Kramer
c/o Ms. K. Naidoo
AngloGold Ashanti Limited Corporate Office
76 Rahima Moosa Street Johannesburg
2001                                    Strictly Confidential

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.

Dear Ian,

CONFIRMATION OF PROMOTION

I have pleasure in confirming your promotion within the Corporate Costing Department. This promotion will result in your progression from an E-Lower to an E-Upper Patterson Band, as a Senior Vice President: Group Finance. This will be with effect from 1 March 2019.

Your conditions of employment that will be altered due to this promotion are as follows:

SALARY PACKAGE

Your salary has been increased to R 3,300,000.00 (Three Million and Three Hundred Thousand Rand only) per annum. This salary will be paid to you on a monthly basis in twelve equal payments of R 275, 000.00 (Two Hundred and Seventy-Five Thousand Rand only) and will be subject to normal PAYE deductions.

Salaries are reviewed annually, and your next salary review will be in January 2020.

EMPLOYMENT CONDITIONS

All your other conditions of employment will remain unchanged except for salary.

The terms and conditions contained in this letter have been forwarded to the Human Resources Department, for input to the payroll. No further action is required from you in this regard.

In light of the fact that salary increases are specifically determined in relation to individual employee performance and circumstances, AngloGold Ashanti subscribes to a policy of salary confidentiality.
Please treat your remuneration as personal to the relationship between you and AngloGold Ashanti.

NOTICE PERIOD

The period of notice that the employer or employee is obliged in writing to give and entitled to receive is 3 months. The employer reserves the right to pay in lieu of notice whether termination is by the employer or the employee.

If you would like clarity on any of these terms and conditions, please contact the Human Resources Department for further details. All your other conditions of employment remain unchanged.

Yours sincerely,

CHRISTINE RAMON
CHIEF FINANCIAL OFFICER

Acceptance:     /s/Ian Kramer                        26/2/2019
IAN KRAMER                                DATE